					Exhibit 12.1

Frontier Communications Corporation
Statements of the Ratio of Earnings to Fixed Charges
(Dollars in Thousands)
(Unaudited)

	Years Ended December 31,
	2011	2010	2009	2008	2007

Pre-tax income from continuing operations	$245,951	$270,716	$193,109	$290,770	$344,528

(Income) or loss from equity investees	864	(367)	(994)	(4,667)	(4,655)

Pre-tax income from continuing operations before (income) or
loss from equity investees	246,815	270,349	192,115	286,103	339,873

Fixed charges	697,006	541,750	388,554	373,516	391,409

Distributed income of equity investees	-	780	1,532	3,935	4,064

Interest capitalized	(8,414)	(3,749)	(1,714)	(2,796)	(2,857)

Preference security dividend requirements of consolidated subsidiaries	-	-	-	(214)	(246)

Income attributable to the noncontrolling interest in a partnership	(7,994)	(3,044)	(2,398)	(1,614)	(1,860)

Total earnings	$927,413	$806,086	$578,089	$658,930	$730,383

Ratio of earnings to fixed charges	1.33	1.49	1.49	1.76	1.87

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.